# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 33, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg, Luxembourg (N4), 50
Date of event which requires filing of this statement: 02/02/2023
Amends the filing with accession number 0000905148-18-000727
Filed by CIK 0001655028
Persons authorized to receive notices and communications: Bradley W. Craig, 1195 Bangtail Way, Steamboat Springs, Colorado (CO), 80487, (970) 457-4340

## Reporting persons
- Deer Park Road Management Company, LP (CIK 0001655028): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
- Deer Park Road Management GP, LLC (CIK 0001702367): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
- Deer Park Road Corp (CIK 0001702490): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
- Craig-Scheckman Michael (CIK 0001702931): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
- AgateCreek LLC (CIK 0001721440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Colorado (CO); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
- Burg Scott Edward (CIK 0001721438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,818,763; sole dispositive power 0; shared dispositive power 11,818,763; aggregate amount beneficially owned 11,818,763 (13.5% of the class)
  Comment: The percentage of the Shares reported beneficially owned by the Reporting Person is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg, Luxembourg (N4), 50
Comment: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") is being filed by the undersigned, pursuant to Section 240.13d-2(a), with respect to the common stock, par value $0.01 per share (the "Shares"), of Altisource Portfolio Solutions S.A. (the "Issuer" or the "Company"), whose principal executive offices are located at 33, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg. This Amendment No. 10 amends and restates Amendment No. 9 filed with the Securities and Exchange Commission (the "SEC") on March 5, 2025, and amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on August 17, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on August 24, 2018, Amendment No. 2, filed with the SEC on August 30, 2018, Amendment No. 3, filed with the SEC on September 27, 2018, Amendment No. 4, filed with the SEC on November 4, 2019, Amendment No. 5, filed with the SEC on March 17, 2020, Amendment No. 6, filed with the SEC on May 11, 2020, Amendment No. 7, filed with the SEC on August 18, 2020, and Amendment No. 8 filed with the SEC on June 20, 2024 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 2, 2023, the Company, Altisource S.a r.l., a wholly-owned subsidiary of the Company (the "Borrower"), STS Master Fund, Deer Park 1850 Fund, Ltd., for which Deer Park serves as investment adviser ("Deer Park 1850 Fund"), and certain other holders of term loans (the "Term Loans") under the Credit Agreement, dated as of April 3, 2018 (as defined and described in the Original Schedule 13D), entered into a transaction support agreement (the "2023 Transaction Support Agreement") setting forth principal terms of certain transactions, including, among other things, a proposed refinancing of the Company's Credit Agreement and an extension of the maturity date of the Term Loans to April 2025. Pursuant to the 2023 Transaction Support Agreement, STS Master Fund and Deer Park 1850 Fund each agreed to vote in support of the transactions contemplated by the 2023 Transaction Support Agreement. The foregoing description of the 2023 Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2023 Transaction Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

On February 9, 2023, pursuant to the 2023 Transaction Support Agreement, the Company, the Borrower, STS Master Fund, Deer Park 1850 Fund, and other lenders party to the Credit Agreement (together with STS Master Fund and Deer Park 1850 Fund, the "Lenders"), entered into an Amendment No. 2 (the "Second Amendment") to the Credit Agreement. Pursuant to the Second Amendment, among other things, the maturity date of the Term Loans was extended to April 30, 2025, with the opportunity to extend the maturity date to April 1, 2026, subject to the Company making par paydowns on the Term Loans prior to the one-year anniversary of the closing date of the Second Amendment in an aggregate amount equal to or greater than $30 million (the "Par Paydown"), such extension being additionally conditioned upon the Company's payment of a 2% payment-in-kind extension fee. The Second Amendment closed on February 14, 2023. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Also on February 9, 2023, the Company and STS Master Fund entered into an Amendment No. 1 (the "First Revolver Amendment") to its existing revolving credit facility agreement, dated as of June 22, 2021, among the Borrower and STS Master Fund (the "Revolver"). The First Revolver Amendment established the credit available under the Revolver at $15 million, extended the facility termination and maturity date to coincide with the maturity date of the Term Loans under the Second Agreement, and increased the interest rate under the Revolver to 10% per annum payable in cash and 3% per annum payable in kind. A usage fee of $750,000 was payable upon the initial drawing under the Revolver following the effectiveness of the First Revolver Amendment. The Revolver was to continue to be secured by a first-priority lien on substantially all of the assets of the Company, which lien would be pari passu with liens securing the Term Loans, and the Revolver continued to be guaranteed by the Company and substantially all of the material subsidiaries of the Borrower. The foregoing description of the First Revolver Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Revolver Amendment, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

On February 14, 2023, in connection with the closing of the Second Amendment, the Company entered into a warrant purchase agreement (the "Warrant Purchase Agreement") and registration rights agreement (the "2023 Registration Rights Agreement") with the Lenders. On the same date, pursuant to the Warrant Purchase Agreement, the Lenders received their pro rata share of warrants that, in the aggregate, could become exercisable on February 14, 2024, at an exercise price of $0.01 per Share, for at least 10.0% of the Shares outstanding at the time of the Second Amendment, with a possible increase to 15.99% or 19.99%, subject to the amount of Par Paydowns made by the Borrower pursuant to the Second Amendment prior to February 14, 2024 (the "Penny Warrants"). Specifically, if the Borrower made an aggregate $30 million in Par Paydowns prior to February 14, 2024, the aggregate quantity of Penny Warrants would represent 10.0% of the Shares outstanding at the time of the Second Amendment; if the Borrower made an aggregate $20 million or more in Par Paydowns prior to February 14, 2024, but less than $30 million, the aggregate quantity of Penny Warrants would represent 15.99% of the Shares outstanding at the time of the Second Amendment; and if the Borrower made fewer than $20 million in Par Paydowns prior to February 14, 2024, the aggregate quantity of Penny Warrants would represent 19.99% of the Shares outstanding at the time of the Second Amendment. The Penny Warrants could be exercised solely on a cashless basis, and neither STS Master Fund nor Deer Park 1850 Fund were subject to any beneficial ownership limitation restricting their exercise of the Penny Warrants. The Penny Warrants were scheduled to expire on May 22, 2027. Pursuant to the 2023 Registration Rights Agreement, the Company agreed to file a registration statement with the SEC covering the resale of the Shares underlying the Penny Warrants, subject to the terms and conditions contained in the 2023 Registration Rights Agreement. The foregoing descriptions of the Warrant Purchase Agreement and 2023 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Warrant Purchase Agreement and 2023 Registration Rights Agreement, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. The foregoing description of the Penny Warrants does not purport to be complete and is qualified by the full text of the Form of Penny Warrants (except for the provision in Section 2(e), regarding the Beneficial Ownership Limitation, which was not included in the Penny Warrants issued to STS Master Fund and Deer Park 1850 Fund), a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

By February 14, 2024, the Borrower had made an aggregate $30 million in Par Paydowns, resulting in the Lenders having Penny Warrants representing the right to 10.0% of the Shares outstanding at the time of the Second Amendment, included 201,015 Shares that STS Master Fund had the right to acquire upon exercise of the Penny Warrants and 90,723 Shares that Deer Park 1850 Fund had the right to acquire upon exercise of the Penny Warrants.

On December 16, 2024, the Company, the Borrower, and the Lenders entered into a transaction support agreement (the "2024 Transaction Support Agreement") setting forth the principal terms of, among other things, a proposed exchange, amendment, and maturity extension transaction of the Company's Term Loans. The 2024 Transaction Support Agreement contemplated certain specific actions, including (a) the reduction in the Company's outstanding debt obligations by an aggregate of $58 million, or 25%, to $172.5 million, comprised of (i) an up to $110 million interest-bearing first lien loan (the "New Debt"), (ii) an up to $50 million non-interest-bearing exit fee (the "Exit Fee" and together with the New Debt, the "New Facility") associated with the New Debt to be paid at maturity or any voluntary or mandatory prepayment of the New Debt, and (iii) a $12.5 million super senior credit facility to fund transaction costs and for general corporate purposes (the "Super Senior Facility"); (b) the extension of maturity obligations by five years, with a maturity date under the New Facility of April 30, 2030; (c) the issuance to lenders under the New Facility of approximately 57.9 million Shares; and (d) a grant to the Company's shareholders of warrants to purchase approximately 115 million Shares. Pursuant to the 2024 Transaction Support Agreement, STS Master Fund and Deer Park 1850 Fund each agreed to vote in support of the transactions contemplated by the 2024 Transaction Support Agreement. The foregoing description of the 2024 Transaction Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the 2024 Transaction Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

On January 13, 2025, Deer Park 1850 Fund sold its $13,102,332.43 Term Loan to a third-party.

On February 4, 2025, the Company announced a proposed issuance of warrants (the "Warrant Distribution") to holders of the Company's Shares, restricted share units ("RSUs"), and outstanding Penny Warrants (collectively, "Stakeholders") as of February 14, 2025 (the "Distribution Record Date"). Pursuant to the Warrant Distribution, each Stakeholder received (i) one warrant to purchase 1.625 Shares exercisable on a cash basis (the "Cash Warrants") and (ii) one warrant to purchase 1.625 Shares exercisable on a cashless basis (the "Net Settle Warrants") for each Share, RSU, and Share that could be acquired upon exercise of Penny Warrants held as of the Distribution Record Date. Each Cash Warrant and Net Settle Warrant will entitle the holder thereof to purchase from the Company 1.625 Shares at an initial exercise price of $1.95 per Cash Warrant and Net Settle Warrant, with any fractional Shares rounded down to the nearest whole number. The Cash Warrants expire on April 2, 2029, and the Net Settle Warrants expire on April 30, 2032. The Warrant Distribution was contingent upon approval by the Company's shareholders of certain proposals set forth in the Company's definitive proxy statement on Schedule 14A filed with the SEC on January 3, 2025, which approval was obtained on February 18, 2025. The Warrant Distribution occurred on April 3, 2025. The initial exercise date of the Cash Warrants and Net Settle Warrants will be the later of (i) 90 days from the date the Cash Warrants and Net Settle Warrants were issued and (ii) the first date on which the VWAP (as defined in the Warrant Agent Agreement, the form of which was filed as Exhibit 4.2 to the Issuer's registration statement on Form S-1 filed with the SEC on January 31, 2025) of the Shares equals or exceeds the Implied Per Share Exercise Price (defined below) for a period of fifteen consecutive trading days. The Implied Per Share Exercise Price means the exercise price ($1.95 per Cash Warrant and Net Settle Warrant) divided by the exercise rate of the Cash Warrants and Net Settle Warrants (initially $1.625). Accordingly, as of the date hereof, none of the Cash Warrants nor Net Settle Warrants are currently exercisable. The foregoing description of each of the Warrant Distribution, Cash Warrants, and Net Settle Warrants does not purport to be complete and is qualified in its entirety by the form of warrant agent agreement between the Company and Equiniti Trust Company, LLC, as warrant agent ("Form of Warrant Agent Agreement"), a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

On February 18, 2025, the Company held an extraordinary meeting of shareholders, at which the Company's shareholders voted to approve certain proposals to facilitate the proposed transactions set forth in the 2024 Transaction Support Agreement, including the Warrant Distribution.

On February 19, 2025, the Company, the Borrower, and the Lenders entered into an exchange agreement (the "Exchange Agreement") pursuant to which, among other things, each of the Lenders contributed to the Company all of its rights, title, and interest in, to, and under approximately $72.8 million of the obligations under the Term Loans for its pro rata share (based on such Lender's Term Loans as of February 19, 2025) of 58,167,018 Shares (the "Debt Exchange Shares"). Under the terms of the Exchange Agreement, with limited exceptions, the Lenders may not, among other things, sell, offer to sell, grant any option to purchase or otherwise dispose of any Debt Exchange Shares, without the prior written consent of the Company, until the date that is the earlier of (i) September 17, 2025 or (ii) the date on which the Company completes a liquidation, merger, stock exchange, or other similar transaction that results in all of the Company's shareholders having the right to exchange their Shares for cash, securities, or other property. In connection with the entry into the Exchange Agreement and the issuance of the Debt Exchange Shares, the Company entered into a registration rights agreement (the "Exchange Registration Rights Agreement") with the investors listed therein, which provides that the Company shall (i) file a registration statement with the SEC following February 19, 2025, to register the re-sale of the Debt Exchange Shares under the Securities Act of 1933, as amended, and (ii) use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after its filing and in any event no later than February 19, 2026. The foregoing descriptions of the Exchange Agreement and Exchange Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the Exchange Agreement and Exchange Registration Rights Agreement, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Also on February 19, 2025, the Company, the Borrower, and the Lenders entered into an exchange first lien loan credit agreement (the "Exchange Credit Agreement"). Under the Exchange Credit Agreement, the Borrower borrowed the New Facility, comprised of a $110 million interest-bearing first lien loan (the "Exchange Term Loan") and a $50 million non-interest-bearing Exit Fee. Pursuant to the Exchange Credit Agreement, $158.6 million of the New Facility matures on April 30, 2030, and $1.4 million of the New Facility matures on January 15, 2029; the interest rate on the Exchange Term Loans is Secured Overnight Financing Rate ("SOFR") plus 6.50% per annum with a 3.50% SOFR Floor; the interest rate on the Exit Fee is 0%; all mandatory and voluntary prepayments under the Exchange Credit Agreement are allocated between the Exchange Term Loans and the Exit Fee on a pro rata basis; the principal amortization of the New Facility is 1.0% of the Exchange Term Loans per year; a minimum of 95% of proceeds the Company receives from the exercise of Cash Warrants shall be applied first to the prepayment of the Super Senior Facility and, second, to the prepayment of the New Facility; and beginning with the fiscal year ending December 31, 2025, the lesser of (a) 75% of the aggregate Excess Cash Flow (as defined in the Exchange Credit Agreement) for the most recently ended fiscal year of the Borrower for which financial statements have been delivered and (b) such amount which, immediately after giving effect to such repayment, would result in the Borrower and its subsidiaries having no less than $30 million of cash, shall be applied first to the prepayment of the Super Senior Facility and, second, to the prepayment of the New Facility. The foregoing description of the Exchange Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of the Exchange Credit Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Pursuant to the Exchange Agreement, on February 19, 2025, STS Master Fund acquired (i) 7,253,577 Shares, (ii) $13,717,282.47 principal outstanding under the Exchange Term Loan, and (iii) $6,235,128.39 principal outstanding under the Exit Fee in exchange for $29,030,752.70 principal outstanding under the Term Loans.

Also on February 19, 2025, STS Master Fund and Deer Park 1850 Fund each exercised their Penny Warrants to purchase 201,015 Shares and 90,723 Shares, respectively, for $0.01 per Share. STS Master Fund and Deer Park 1850 Fund each paid the exercise price on a cashless basis, resulting in the Company's withholding of 2,629 Shares from STS Master Fund and 1,186 Shares from Deer Park 1850 Fund.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 3 of this Amendment No. 10 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date hereof, each of the Reporting Persons may be deemed to share beneficial ownership of 11,818,763 Shares. This amount includes (i) 11,729,226 Shares held by STS Master Fund (including 125 restricted Shares remaining from the 500 Shares that were awarded to Ms. Hickok on May 17, 2022, which restricted Shares are expected to vest on the date of the Issuer's 2025 annual shareholder meeting), and (ii) 89,537 Shares held by Deer Park 1850 Fund. This amount excludes (i) any Shares underlying the 4,478,278 Cash Warrants and 4,478,278 Net Settle Warrants held by STS Master Fund, because STS Master Fund does not currently have any right to acquire Shares through ownership of the Cash Warrants and Net Settle Warrants (the Cash Warrants and Net Settle Warrants are not currently exercisable for any Shares), and (ii) any Shares underlying the 90,723 Cash Warrants and 90,723 Net Settle Warrants held by Deer Park 1850 Fund, because Deer Park 1850 Fund does not currently have any right to acquire Shares through ownership of the Cash Warrants and Net Settle Warrants (the Cash Warrants and Net Settle Warrants are not currently exercisable for any Shares).

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 13.5% of the Shares outstanding. The foregoing beneficial ownership percentage is based on 87,589,517 Shares outstanding as of April 28, 2025, based on information disclosed in the Issuer's quarterly report on Form 10-Q, filed with the SEC on May 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 5(a) of this Amendment No. 10 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 3 of this Amendment No. 10 is incorporated by reference herein. Except as otherwise disclosed herein, no other transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The response to Item 3 of this Amendment No. 10 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit E: 2023 Transaction Support Agreement, dated as of February 2, 2023 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on February 3, 2023).

Exhibit F: Second Amendment, dated as of February 9, 2023 (incorporated by reference to Exhibit 10.86 to the annual report on Form 10-K filed by the Issuer on March 30, 2023).

Exhibit G: First Revolver Amendment, dated as of February 9, 2023 (incorporated by reference to Exhibit 10.87 to the annual report on Form 10-K filed by the Issuer on March 30, 2023).

Exhibit H: Warrant Purchase Agreement, dated February 14, 2023 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Issuer on February 21, 2023).

Exhibit I: Form of Penny Warrants issued February 14, 2023 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on February 21, 2023).

Exhibit J: 2023 Registration Rights Agreement, dated February 14, 2023 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Issuer on February 21, 2023).

Exhibit K: 2024 Transaction Support Agreement, dated as of December 16, 2024 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on December 17, 2024).

Exhibit L: Form of Warrant Agent Agreement (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by the Issuer on February 4, 2025).

Exhibit M: Exchange Agreement, dated as of February 19, 2025 (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K filed by the Issuer on February 25, 2025).

Exhibit N: Exchange Registration Rights Agreement, dated as of February 19, 2025 (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K filed by the Issuer on February 25, 2025).

Exhibit O: Exchange Credit Agreement, dated February 19, 2025 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on February 25, 2025).

## Signatures
- Deer Park Road Management Company, LP: /s/ Bradley W. Craig, Bradley W. Craig, Chief Operating Officer (05/07/2025)
- Deer Park Road Management GP, LLC: /s/ Bradley W. Craig, Bradley W. Craig, Chief Operating Officer (05/07/2025)
- Deer Park Road Corp: /s/ Bradley W. Craig, Bradley W. Craig, Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation (05/07/2025)
- Craig-Scheckman Michael: /s/ Bradley W. Craig, Bradley W. Craig, Attorney-in-fact for Michael Craig-Scheckman (05/07/2025)
- AgateCreek LLC: /s/ Bradley W. Craig, Bradley W. Craig, Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek, LLC (05/07/2025)
- Burg Scott Edward: /s/ Bradley W. Craig, Bradley W. Craig, Attorney-in-fact for Scott Edward Burg (05/07/2025)